PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and Clearbrook Investment Consulting, LLC (“Clearbrook”), intending to be legally bound, hereby agree with each other as follows:

1.  The Trust hereby offers Clearbrook and Clearbrook hereby purchases one (1) share (the “Share”) of the MUFG Japan Small Cap Active ETF (the “Fund”) at price per Share equivalent to the net asset value per Share of the Fund as determined on July 1, 2025.

2.  The Trust hereby acknowledges receipt from Clearbrook of funds in the amount of $18 in full payment for the Share.

3.  Clearbrook represents and warrants to the Trust that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4.  This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of July 1, 2025.

The RBB Fund Trust

By:	/s/ James G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer and Secretary

Clearbrook Investment Consulting, LLC

By:	/s/ Elliott Wislar
Name:	Elliott Wislar
Title:	Chief Executive Officer, Clearbrook LLC